Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

TORONTO, February 28, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced a domestic public offering of $500 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 40”). The offering will be underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets.

The Preferred Shares Series 40 will be issued to the public at a price of $25.00 per share. Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending May 25, 2022, as and when declared by the Board of Directors of the Bank, payable in the amount of $0.28125 per share, to yield 4.50 per cent annually.

Subject to regulatory approval, on or after May 25, 2022, the Bank may redeem the Preferred Shares Series 40 in whole or in part at par. On May 25, 2022, the dividend rate will reset and will reset thereafter every five years to be equal to the 5-Year Government of Canada Bond Yield plus 3.33 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 40 into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 41 (Non-Viability Contingent Capital (NVCC)) (“Preferred Shares Series 41”) on May 25, 2022, and on May 25 of every fifth year thereafter. Holders of the Preferred Shares Series 41 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Board of Directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill Yield plus 3.33 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 41 into an equal number of Preferred Shares Series 40 on May 25, 2027, and on May 25 of every fifth year thereafter.

The anticipated closing date is March 9, 2017. The net proceeds from the offering will be used by the Bank for general banking purposes.

The Preferred Shares Series 40 and Preferred Shares Series 41 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 40 or

Preferred Shares Series 41 in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com